January 16, 2018

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Nine Energy Service, Inc.

Registration Statement on Form S-1

Filed January 9, 2018

File No. 333-217601

Ladies and Gentlemen:

On behalf of Nine Energy Service, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on January 18, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

January 16, 2018

Very truly yours,

NINE ENERGY SERVICE, INC.

By:	/s/ Theodore R. Moore
Name:	Theodore R. Moore
Title:	Senior Vice President and General Counsel

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.

Lanchi D. Huynh, Vinson & Elkins L.L.P.

Matthew R. Pacey, Kirkland & Ellis LLP

Justin F. Hoffman, Kirkland & Ellis LLP